UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )

ROSETTA STONE INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

777780107
(CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA  98607
(360) 604-8600

With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, NY 10176
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x].

1	NAME OF REPORTING PERSONS The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 321,177 Common shares (1.5%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 321,177
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 321,177; for all reporting persons as a group, 1,689,887 shares (8.0%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 1.5%; for all reporting persons as a group, 8.0%.
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,104,620 common shares (5.2%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,104,620
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 1,104,620 shares; for all reporting persons as a group, 1,689,887 shares (8.0%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 5.2%; for all reporting persons as a group, 8.0%.
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS The DIII Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 264,090 common shares (1.2%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 264,090
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 264,090 shares; for all reporting persons as a group, 1,689,887 shares (8.0%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 1.2%; for all reporting persons as a group, 8.0%.
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,689,887 shares (8.0%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,689,887 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 1,689,887; for all reporting persons as a group, 1,689,887 shares (8.0%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 8.0%; for all reporting persons as a group, 8.0%.
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Offshore, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 264,090 common shares (1.2%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 264,090 common shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 264,090 shares; for all reporting persons as a group, 1,689,887 shares (8.0%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 1.2%; for all reporting persons as a group, 8.0%.
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,689,887 common shares (8.0%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,689,887
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 1,689,887; for all reporting persons as a group, 1,689,887 shares (8.0%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 8.0%; for all reporting persons as a group, 8.0%
14	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer.

This Schedule 13D (the “Schedule 13D”) is being filed with respect to the shares of common stock (the “Shares”) of Rosetta Stone, Inc. a Delaware corporation (the “Company” or “RST”).

Item 2.  Identity and Background.

This Schedule 13D is being filed by the following three limited partnerships (the “D3 Family Funds”), the following two corporations which are the sole general partners of the D3 Family Fund(s) indicated below and the following individual who is the President of each of the two general partners (collectively, the “Reporting Persons” or “D3”).

(a) The Reporting Persons are: The D3 Family Fund, L.P., a Washington limited partnership; The DIII Offshore Fund, L.P., a Bahamas limited partnership; The D3 Family Bulldog Fund, L.P. a Washington limited partnership; Nierenberg Investment Management Company, Inc., a Washington corporation (“NIMCO”) which is the sole general partner of those D3 Family Funds organized under the law of the State of Washington; Nierenberg Investment Management Offshore, Inc., which is a wholly-owned subsidiary of NIMCO and is the sole general partner of the D3 Family Fund organized under the law of The Bahamas; and David Nierenberg, a United States citizen, who is the President of each of the two general partners.

(b) The business address of each of the Reporting Persons is 19605 N.E. 8th Street, Camas, Washington 98607.

(c) The D3 Family Funds are private investment partnerships, the principal business of which is investing in the equities of public micro-cap issuers. The principal business of the corporate Reporting Persons is to serve as the general partner of the applicable D3 Family Fund(s). Mr. Nierenberg’s principal occupation is President of each of the two corporate Reporting Persons.

(d, e) During the past five years, no Reporting Person has been convicted in a criminal proceeding, or been a party to a civil proceeding, required to be disclosed pursuant to Items 2(d) or (e) of Schedule 13D.

(f) The citizenship of each of the Reporting Persons is set forth in paragraph (a) of this Item 2.

Item 3.  Source and Amount of Funds or Other Consideration.

The total amount of funds used by the Reporting Persons to make all purchases of Shares beneficially owned by the Reporting Persons, as reported in Item 5(a,b) was $18,043,460. The source of funds for purchases of Shares by each of the Reporting Persons is the working capital of the applicable D3 Family Fund (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Item 4.  Purpose of Transaction

The Reporting Persons purchased the Shares reported herein based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Today D3 is changing its filing status from 13G to 13D because we have been in frequent contact with RST management, and are now advocating actions which we believe could help tighten the company’s strategic focus and substantially improve its free cash flow. Recently our discussions with management have evolved from general to specific.

RST management has made several bold moves which D3 fully supports:

--closure of the kiosk distribution channel

--withdrawal from money-losing Japanese and Korean operations

--injecting new management and fresh ideas into RST’s product development group

--reducing “low calorie” consumer marketing expenditures

--buying four companies which have broadened RST’s software-as-a-service (SAAS) enterprise and education segment (E&E) offerings, brought RST cloud technology infrastructure, and extended the consumer business into the adjacent brain fitness mobile app space.

These accomplishments notwithstanding, D3 believes that RST shareholders want to see material improvement in the organic top line growth rate of RST’s SAAS business and in the entire company’s free cash flow. Investor urgency about this is increasing because recently:

--RST has missed guidance and street expectations in two of the past three quarters

--RST has reduced previous guidance for long term revenue and earnings

--Cash expended on the four acquisitions has not been sufficiently replenished by operating cash flow and/or divestitures, which has reduced the company’s net cash per share from a peak of $6.80 to $2.65.

We at D3 are very strong believers in the value of analytically determining the sharpest possible strategic focus for a company and then executing that focused strategy. We see four generic benefits flowing from tight focus: 1) better execution of strategy, 2) better allocation of scarce resources, such as cash and executive and board time, 3) better board oversight, with fewer moving parts to watch, and 4) better investor understanding of the company’s strategy, prospects, and performance. The best proof of what a CEO with a maniacal focus can accomplish is what Steve Jobs did at Apple.

We do not think that the focus at RST is tight enough. We believe, instead, that the company is undertaking too many initiatives simultaneously. In the most recent quarterly conference call, for example, one analyst asked: “[T]here is a little bit of information overload here, so I was hoping you can…prioritize and recap the top three initiatives that you feel are going to have the biggest impact…turning around the business.”

We have shared the following concerns with RST’s management and board:

--We fear that RST’s “initiative overload” may be causing sub-optimal execution and impairing free cash flow. We find it difficult to believe, for example, that all of the many product, pricing, distribution, and channel initiatives being pursued in RST’s North American consumer (NAC) business are equally worthy. We urge management to identify the single most powerful thing it can do to maximize NAC free cash flow, so that RST could then devote the vast bulk of its attention to identifying and driving the one or two most important things which could accelerate the growth of and boost the profitability of RST’s fast-growing SAAS E&E business.

--Our experience has taught us that far too often companies spend desperately and indiscriminately to reignite growth in a legacy business which has stopped growing—at the risk of impairing their profitability, balance sheets, and their ability to focus on growing other more promising businesses. Our hope for RST is that, with a much tighter focus on the valuable assets it owns today, the company could double EBITDA in 2015 compared with current 2014 guidance, accelerate the growth of its SAAS E&E business to a rate materially faster than it has guided, and rebuild cash per share back towards $5. We urge RST not to make any further acquisitions until it first digests what it has swallowed and focuses the company’s strategy much more tightly.

--RST also needs to communicate its focused strategy in a much simpler and more compelling manner to the investment community.

--The composition of RST’s board should evolve into a “post-venture” board which possesses relevant digital marketing expertise and customer/end-user domain experience consistent with RST’s tightened strategic focus. Currently we believe that the board is too small. Also, we fear that its composition more reflects where the company comes from than where it is going. We at D3 have suggested a number of director candidates for the board’s consideration.

We suspect that many of our substantive views about the company are shared by other investors.

RST’s current share price reflects investor concern that the company is a wasting asset. We believe, however, that the company, focused and executing well in the right direction, has enormous potential. We believe that focused strategy, execution, and messaging could significantly increase the company’s market value in a relatively short period of time, and that more appreciation could follow. We know that management has heard D3’s message and we urge them to move quickly and decisively to complete RST’s turnaround.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a periodic basis and may from time to time engage in discussions with management and the Board of Directors of the Issuer (the “Board”) concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations of the Issuer, nominating directors, purchasing additional Shares, selling some or all of their Shares, or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 21,227,264 Shares outstanding as of April 25, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2014.

As of the close of business on June 13, 2014, the Family Fund individually beneficially owned 321,177 Shares, constituting approximately 1.5% of all of the outstanding Shares.

As of the close of business on June 13, 2014, the Bulldog Fund individually beneficially owned 1,104,620 Shares, constituting approximately 5.2% of all of the outstanding Shares.

As of the close of business on June 13, 2014, the Offshore Fund individually beneficially owned 264,090 Shares, constituting approximately 1.2% of all of the outstanding Shares.

By virtue of its relationships with each of the Family Fund, the Bulldog Fund and the Offshore Fund discussed in further detail in Item 2, NIMCO may be deemed to be the beneficial owner of the 1,689,887 Shares, beneficially owned in the aggregate by the Family Fund, the Bulldog Fund and the Offshore Fund, constituting approximately 8.0% of all of the outstanding Shares.

By virtue of its relationship with the Offshore Fund discussed in further detail in Item 2, NIMO may be deemed to be the beneficial owner of the 264,090 Shares owned by the Offshore Fund, constituting approximately 1.2% of all of the outstanding Shares.

By virtue of his relationship with NIMCO and NIMO discussed in further detail in Item 2, Mr. Nierenberg may be deemed to be the beneficial owner of the 1,689,887 Shares beneficially owned by NIMCO and NIMO, constituting approximately 8.0% of all of the outstanding Shares.

The Reporting Persons, in the aggregate, beneficially own 1,689,887 Shares, constituting approximately 8.0% of the outstanding Shares.

(b) The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 321,177 Shares held by the Family Fund.

The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 1,104,620 Shares held by the Bulldog Fund.

The Offshore Fund, NIMO, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 264,090 Shares held by the Offshore Fund.

(c) No transactions with respect to the Shares that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to be filed as Exhibits

Exhibit 1 to this Schedule 13D is the Joint Filing Agreement among the Reporting Persons dated August 30, 2013 pursuant to which all of the Reporting Persons have authorized the filing of Schedule 13D’s and amendments thereto as a group.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

D3 Family Fund, L.P. and D3 Family Bulldog
Fund, L.P.

By: Nierenberg Investment Management
Company, Inc.

Its: General Partner

June 16, 2014      By: /s/ David Nierenberg
----------------------      -------------------------------------------
David Nierenberg, President

DIII Offshore Fund, L.P.

By: Nierenberg Investment Management
Offshore, Inc.

Its: General Partner

June 16, 2014      By: /s/ David Nierenberg
----------------------      -------------------------------------------
David Nierenberg, President

Nierenberg Investment Management
Company, Inc.

June 16, 2014      By: /s/ David Nierenberg
----------------------      -------------------------------------------
David Nierenberg, President

Nierenberg Investment Management
Offshore, Inc.

June 16, 2014      By: /s/ David Nierenberg
----------------------      -------------------------------------------
David Nierenberg, President

June 16, 2014      /s/ David Nierenberg
----------------------      ---------------------------------------------
David Nierenberg

EXHIBIT 1

JOINT FILING AGREEMENT (RESTATED)

WHEREAS, the undersigned (collectively, the "Reporting Persons") from time to time make filings with the Securities and Exchange Commission pursuant to Regulation 13D-G under the Securities Exchange Act of 1934, as amended; and

WHEREAS, the Reporting Persons prefer to make joint filings on behalf of all Reporting Persons rather than individual filings on behalf of each of the Reporting Persons;

NOW, THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:

1.           Each of the Reporting Persons is individually eligible to make joint filings.

2.           Each of the Reporting Persons is responsible for timely making joint filings and any amendments thereto.

3.           Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such person contained in joint filings.

4.           None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in joint filings, unless such person knows or has reason to believe that such information is inaccurate.

5.           This Joint Filing Agreement amends, restates and supersedes the Joint Filing Agreement (Restated) dated March 5, 2008 by and among the undersigned and the D3 Family Canadian Fund, L.P. (the “Canadian Fund”), but only as to those filings to be made by all Reporting Persons (and not the Canadian Fund).

6.           The undersigned agree that each joint filing made on or after the date hereof will be, and any amendment thereto will be, made on behalf of each of the Reporting Persons.

D3 Family Fund, L.P. and D3 Family Bulldog
Fund, L.P.

By: Nierenberg Investment Management
Company, Inc.

Its: General Partner

August 30, 2013                       By: /s/ David Nierenberg
----------------------                       -------------------------------------------
David Nierenberg, President

DIII Offshore Fund, L.P.

By: Nierenberg Investment Management
Offshore, Inc.

Its: General Partner

August 30, 2013                       By: /s/ David Nierenberg
----------------------                      -------------------------------------------
David Nierenberg, President

Nierenberg Investment Management
Company, Inc.

August 30, 2013                       By: /s/ David Nierenberg
----------------------                      -------------------------------------------
David Nierenberg, President

Nierenberg Investment Management
Offshore, Inc.

August 30, 2013                      By: /s/ David Nierenberg
----------------------                     -------------------------------------------
David Nierenberg, President

August 30, 2013                      By: /s/ David Nierenberg
----------------------                      ---------------------------------------------
David Nierenberg